UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month April 2011
(Commission File No. 001-34473)
Grifols, S.A.
(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.______.

Grifols, S.A.
TABLE OF CONTENTS

Item	Sequential Page Number

1. Relevant fact, dated April 20, 2011.	2

GRIFOLS, S.A.
ORDINARY GENERAL SHAREHOLDERS’ MEETING
The Board of Directors has resolved to call the shareholders of Grifols, S.A. (the “Company”) to the Ordinary General Meeting that will be held on first call at Hotel Pullman Barcelona Skipper, Avda. Litoral, 10, 08005 Barcelona, at 12:00 a.m. CET, on May 23, 2011, and at the same place and time, on May 24, 2011, on second call, with the following:
Agenda

First:	Review and approval, as the case may be, of the individual annual accounts and management report as well as the proposal of allocation of results relating to fiscal year ended December 31, 2010

Second:	Review and approval, as the case may be, of the consolidated annual accounts and management report relating to the fiscal year ended December 31, 2010

Third:	Review and approval, as the case may be, of the performance of the Board of Directors throughout fiscal year ended December 31, 2010

Fourth:	Re-election of auditors for the individual annual accounts

Fifth:	Re-election of auditors for the consolidated annual accounts

Sixth:	Amendment of Bylaws

6.1.- Amendment of article 18 of the Bylaws in order to allow more flexibility in the place where the General Meeting may be held.

6.2.- Amendment of article 24.ter of the Bylaws in order to allow more flexibility in the operations of the Audit Committee.

Seventh:	Appointment and re-election of Board Members

7.1.- Appointment of a director.

7.2.- Re-election of a director.

7.3.- Establishing the number of members of the Board of Directors.

Eighth:	Approval of Board Members’ remuneration

Ninth:	Granting of powers of attorney to execute and formalise the resolutions passed by the Meeting
In addition, and after the exposition of the items included on the Agenda, the General Meeting will be informed about the amendment of the Regulations of the Board of Directors of the Company, in accordance with the provisions of article 516 of the Spanish Companies Act (Ley de Sociedades de Capital).

Supplement to the notice of meeting
The shareholders who represent at least 5% of the share capital may request that a supplement to this notice is published, adding one or more points to the Agenda. This right shall be exercised through certified notification which shall be received at the registered offices within five days following the publication of this notice of meeting, with an indication of the identity of the shareholders who exercise this right and the number of shares of their ownership, as well as the points to be included on the Agenda, together with any other appropriate documentation, if applicable.
Right to information
From the date hereof, the shareholders have the right to examine at the registered offices of the Company (calle Jesús y María, 6, 08022 Barcelona), through the corporate website (www.grifols.com), and to obtain or request the immediate delivery of the following documents free of charge:
(i)	Proposals of the resolutions to be submitted to the General Shareholders’ Meeting;

(ii)	The Board of Directors’ report relative to the proposals on the amendment of the Articles of Association;

(iii)	The individual and consolidated annual accounts of the Company relating to the fiscal year ended on December 31, 2010, together with the corresponding management reports (with the explanatory report of article 116.bis of the Securities Market Act — in force at the time of the preparation of the annual accounts —) and the auditor’s report;

(iv)	The annual corporate governance report relating to the fiscal year ended on December 31, 2010; and

(v)	The summary of the professional and biographical profile of the directors whose re-election or nomination is proposed to the General Meeting.
Additionally, pursuant to the provisions of articles 197, 272 and 527 of the Spanish Companies Act (Ley de Sociedades de Capital) and article 9 of the Regulations of the General Shareholders’ Meeting, from the date of publication of the call of the General Shareholders’ Meeting and up to the seventh day prior to the date scheduled for the General Meeting, the shareholders may request from the Board of Directors the information and clarifications that they deem necessary, or formulate in writing any questions they deem pertinent regarding the items included on the Agenda. Furthermore, with the same advance notice and form, the shareholders may request any information or clarification or formulate in writing any questions on the public information that has been provided by the Company to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the last General Meeting (January 25, 2011).

Right to attend
All shareholders may attend the General Shareholders’ Meeting, provided they have the shares registered in their name in the corresponding registry of books entries five days prior to the day on which the General Shareholders’ Meeting is to be held.
To exercise the right of attendance, the shareholders must have the corresponding attendance card issued by the entities responsible for the registry of books entries.
Every shareholder having the right to attend may be represented at the General Shareholders’ Meeting by proxy through another person, even though such person is not a shareholder. Except for the cases set forth in article 187 of the Spanish Companies Act (Ley de Sociedades de Capital) representation shall be conferred, specifically for this General Shareholders’ Meeting, in writing or via remote electronic means as set forth below.
Voting and distance delegation
The shareholders may cast their vote regarding the proposals included on the agenda by the following remote means of communication:
(a)	by postal correspondence, or by sending the attendance card, duly signed, indicating the direction of their vote, at the following address: Grifols, S.A. (ref.: General Shareholders’ Meeting), calle Jesús y María, 6, 08022, Barcelona, Spain; and
(b)	by electronic communication through the corporate web (www.grifols.com), provided that the electronic document through which the vote is rendered includes a recognized electronic signature, pursuant to the Electronic Signature Act (Ley de Firma Electrónica), or as deemed to be valid by the Board of Directors.
Likewise, the shareholders may confer their representation, specifically for this General Shareholders’ Meeting, by the following remote means of communication:
(a)	by postal correspondence, or by sending the proxy section of the attendance card, duly signed, indicating the name and the identification card number of the person they are representing to the following address: Grifols, S.A. (ref.: General Shareholders’ Meeting), calle Jesús y María, 6, 08022, Barcelona, Spain; and
(b)	by electronic communication through the corporate web (www.grifols.com), provided that the electronic document through which the vote is rendered includes a recognized electronic signature, pursuant to the Electronic Signature Act (Ley de Firma Electrónica), or as deemed to be valid by the Board of Directors.
The shareholder who confers their representation by remote means is obliged to communicate their conferred representation to the appointed representative. When the representation is conferred on a Director and/or the Secretary and/or the Vice secretary of the Company, this communication will be considered sent when the remote delegation is received by the Company.
Remote delegation should be accepted by the delegate, without which they may not be used. For this purpose, all remote delegations made in favour of persons other than Directors and/or the Secretary and/or the Vice secretary of the Company should be printed, signed and submitted, together with an identification document, by the appointed representatives to the personnel in charge of registering the shareholders on the day and place of the Meeting, within the hour immediately prior to the beginning of the Meeting.
Furthermore, the delegation card duly filled in and signed may also be submitted, together with an identification document, by the representative appointed who physically attends the meeting, to the personnel in charge of the shareholders register, on the date and place of the General Meeting, within the hour immediately prior to the beginning of the Meeting.
In order to be valid, votes and distance delegation must be received by the Company at least five (5) days prior to the date set for the General Shareholders’ Meeting.
The Company reserves the right to amend, suspend, cancel or restrict the electronic voting and proxy mechanisms for technical or security reasons. The Company further reserves the right to request additional identification from shareholders as and when it may so deem convenient to guarantee the identity of those concerned, the authenticity of the vote or proxy and, in general, the legal certainty of the General Shareholders’ Meeting.
The Company will not be responsible for any damages caused to shareholders due to unavailability or failure in the effective functioning of its web site and the services and contents provided through such site resulting from any faults, overload, fallen lines, connection faults or whatsoever other similar incidents beyond the Company’s control, which prevent use of the electronic voting and proxy mechanisms.
The electronic mechanisms for voting and delegation will be operative through electronic means as of May 8, 2011, at 00:00:01 a.m. CET and up to May 16, 2011, at 23:59:59 p.m. CET.
Participation of Public Notary
Pursuant to article 203 of the Spanish Companies Act (Ley de Sociedades de Capital), the Board of Directors has agreed to request the presence of a Notary Public to draw up the minutes of the General Shareholders’ Meeting.
Personal data
The personal data sent by the shareholders to the Company in order to exercise their rights to information, attendance and representation at the General Meeting or have been provided for this purpose by the entities where such shareholders have deposited their shares, shall be dealt with by the Company to manage the development, compliance and control of the existing list of shareholders, as well as the attendance and development of the General Meeting. Moreover, the data gathered shall be included in a computer database for which the Company is responsible, which shall be used for the management of any subject related to the development of the General Meeting. The shareholder has a term of thirty (30) days from the holding of the General Meeting to oppose such treatment, by writing to the registered offices (calle Jesús y María, 6, 08022, Barcelona), following which their consent shall be considered granted for such purpose. The rights of access, correction, challenge and cancellation may be exercised by means of a letter together with a National Identity Card or similar identification document addressed to the aforementioned registered offices, for the attention of the Secretary to the Board of Directors.
Holding of the General Shareholders’ Meeting
The shareholders are informed that the Meeting is scheduled to be held on second call on May 24, 2011, at 12:00 a.m. CET, at the place first written above.
Barcelona, April 18, 2011
The Secretary to the Board of Directors
Raimon Grifols Roura

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: April 20, 2011